UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Burlington Northern Santa Fe, LLC
(Exact name of registrant as specified in charter)

Delaware	1-11535	27-1754839
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2650 Lou Menk Drive Fort Worth, Texas (Address of principal executive offices)	76131-2830 (Zip Code)

Roger Nober, Executive Vice President, Law and Corporate Affairs and Chief Legal Officer
(800) 795-2673
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01.  Conflict Minerals Disclosure and Report

Burlington Northern Santa Fe, LLC’s Conflict Minerals Report appears as Exhibit 1.01 to this Form SD and is available at www.bnsf.com.

Item 1.02.  Exhibit

A copy of Burlington Northern Santa Fe, LLC’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01.  Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BURLINGTON NORTHERN SANTA FE, LLC (Registrant)

Date: May 28, 2021	By:	/s/ Julie A. Piggott
		Name:	Julie A. Piggott
		Title:	Executive Vice President and Chief Financial Officer

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